                                  FORM 8-A/A

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

Amendment to Form 8-A for Registration of Certain Classes of Securities Pursuant to Section 12(b) or (g) of The Securities Exchange Act of 1934



                           THE L.S. STARRETT COMPANY
--------------------------------------------------------------------------------
            (Exact name of registrant as specified in its charter)



      Massachusetts                     1-367                    04-1866480
--------------------------------------------------------------------------------
(State or Other Jurisdiction        (Commission                (IRS Employer
     of Incorporation)              File Number)             Identification No.)




                     121 Crescent Street, Athol, MA 01331
--------------------------------------------------------------------------------
             (Address of principal executive offices)  (Zip Code)

                                Amendment No. 1

     The undersigned registrant hereby amends the following items, financial statements, exhibits or other portions of its Registration Statement on Form 8-A, registering its Common Stock Purchase Rights, as follows:

Item 1.   Description of Securities to be Registered.
          ------------------------------------------

     On June 6, 1990, The L.S. Starrett Company (the "Company") declared a dividend distribution of one Class A Common stock purchase right (a "Right", collectively, the "Rights") for every outstanding share of Class A Common Stock, par value $1.00 per share (the "Class A Common Stock") of the Company and Class B Common Stock, par value $1.00 per share, of the Company (the "Class B Common Stock", and together with the Class A Common Stock, collectively the "Common Stock"). The distribution was payable on June 18, 1990 (the "Dividend Record Date") to the shareholders of record at the close of business on the Dividend Record Date. As of May 23, 2000, the Company amended and restated the Common Stock Rights Agreement dated as of June 6, 1990 between the Company and Fleet National

Bank f/k/a BankBoston, N.A., f/k/a The First National Bank of Boston as amended (the "Amended and Restated Rights Agreement"), which is filed as Exhibit 1 attached hereto and is incorporated herein by reference. The Amended and Restated Rights Agreement contemplates the issuance of one Right for every share of Common Stock issued between the Dividend Record Date and the Distribution Date (as that term is defined below). Each Right entitles the registered holder to purchase from the Company one share of Class A Common Stock at a price of $92.00 per share (the "Purchase Price"), subject to adjustment.

     The Rights will separate from the Common Stock and Rights certificates will be issued on the Distribution Date. Unless otherwise determined by a majority of the Board of Directors, the Distribution Date will occur on the earlier of the tenth business day following (i) the later of (A) a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership (determined as provided in the Amended and Restated Rights Agreement) of 15% or more of the outstanding shares of Class A Common Stock and Class B Common Stock (taken together as a single class) (the "Stock Acquisition Date") or such specified or unspecified date thereafter which is on or after the Dividend Record Date as may be determined by the Board and (B) the date on which an executive officer of the Company has actual knowledge that an Acquiring Person has become such, or (ii) the commencement or announcement of an intention to make a tender offer or exchange offer that would result in a person or group owning 15% or more of the outstanding Class A Common Stock and Class B Common Stock (taken together as a single class) or such specified or unspecified date thereafter which is on or after the Dividend Record Date as may be determined by the Board (the earlier of such dates being called the "Distribution Date"). In any event, the Board of Directors may delay the distribution of the Rights. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Stock certificates issued after the Dividend Record Date upon transfer or new issuance of the Company's Common Stock will contain a notation incorporating the Amended and Restated Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any of the Company's Common Stock certificates outstanding as of the Dividend Record Date will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. As soon as practicable following the Distribution Date, if any, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Company's Common Stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

     The Rights are not exercisable until the Distribution Date. The Rights will expire on May 23, 2010 (the "Expiration Date"), or the earlier redemption of the Rights.

     The Purchase Price payable, and the number of shares of the Class A Common Stock or other securities or property issuable, upon exercise of the Rights, are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of the Common Stock, (ii) upon the grant to holders of the

Common Stock of certain rights or warrants to subscribe for shares of the Common Stock or convertible securities at less than the current market price of the Common Stock or (iii) upon the distribution to holders of the Common Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends out of the earnings or retained earnings of the Company and dividends payable in shares of Common Stock) or of subscription rights or warrants (other than those referred to above).

     In the event that, at any time following the Stock Acquisition Date, the Company were acquired in a merger or other business combination (other than a merger described in the following sentence) or 25% or more of its assets or earning power were sold, proper provision shall be made so that, except as described in the last sentence of this paragraph, each holder of a Right shall thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which would have a market value of two times the exercise price of the Right. In the event that, at any time following the Distribution Date, (i) the Company were the surviving corporation in a merger with an Acquiring Person and its Common Stock were not changed or exchanged, (ii) an Acquiring Person engages in one of a number of self-dealing transactions specified in the Rights Agreement or (iii) during such time as there is an Acquiring Person, an event occurs which results in such Acquiring Person's ownership interest being increased by more than 1%, proper provision shall be made so that, except as described in the following sentence, each holder of a Right will thereafter have the right to receive upon exercise that number of shares of Class A Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a market value of two times the exercise price of the Right. Following the occurrence of any of the events described in this paragraph (as defined in the Amended and Restated Rights Agreement, a "Common Stock Event"), any Rights that are, or (under certain circumstances specified in the Amended and Restated Rights Agreement) were, beneficially owned by any Acquiring Person (or any affiliates of any Acquiring Person) shall immediately become null and void.

     The Board may, at its option, at any time after any person becomes an Acquiring Person, exchange all or part of the then outstanding and exercisable Rights for shares of Class A Common Stock at an exchange ratio of one share of Class A Common Stock per Right, appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after the date of declaration of the Rights dividend (such exchange ratio being hereinafter referred to as the "Exchange Ratio"). The Board, however, may not effect an exchange at any time after any person (other than the (i) Company, (ii) any subsidiary of the Company, or (iii) any employee benefit plan of the Company, of any such Subsidiary of the Company, or of any entity holding Common Stock for or pursuant to the terms of any such plan), together with all affiliates of such person, becomes the beneficial owner of 50% or more of the Class A Common Stock and Class B Common Stock (taken together as a single class) then outstanding. Immediately upon the action of the Board ordering the exchange of any Rights and without any further action and without any notice, the right to exercise such Rights will terminate and the only right thereafter of a holder of such Rights will be to receive that number of shares of Class A Common Stock equal to the number of such Rights held by the holder multiplied by the Exchange Ratio.

     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares of any securities will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of such securities on the last trading date prior to the date of exercise.

     At any time prior to earlier of (i) the Distribution Date or (ii) the Expiration Date, the directors of the Company, by majority vote, may redeem the Rights at a redemption price of $.01 (the "Redemption Price"), as described in the Amended and Restated Rights Agreement. Immediately upon the action of the directors of the Company electing to redeem the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

     If not previously exercised or redeemed, the Rights will expire on the Expiration Date. Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

     Any of the provisions of the Amended and Restated Rights Agreement may be amended by the Company prior to the Distribution Date. After the Distribution Date, the provisions of the Amended and Restated Rights Agreement may be amended by the Company without approval of the holders of the Rights in order to cure any ambiguity, to correct or supplement any provision which may be defective or inconsistent, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person or its affiliates) to shorten or lengthen any time period under the Amended and Restated Rights Agreement, including, without limitation, the redemption period or to reduce the Purchase Price in order that certain transactions will not be taxable.

     While the distribution of the Rights will not be taxable to stockholders or the Company and the Company believes that separation of the Rights on the Distribution Date should not be so taxable, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Class A Common Stock (or other property) of the Company or for common stock of the acquiring Company as set forth above.

     As of March 25, 2000, there were 5,071,221 shares of Class A Common Stock outstanding which received one Right and 1,523,856 shares of Class B Common Stock outstanding which received one Right. Each share of Common Stock issued thereafter will receive one Right. In addition, the Company must at all times reserve a sufficient number of shares of Class A Common Stock for issuance upon conversion of Class B Common Stock. As long as the Rights are attached to the Common Stock, the Company will issue one Right with each newly issued share of Common Stock, including any such shares which may be issued pursuant to employee benefit plans, so that all shares of Common Stock outstanding on the Distribution Date will have attached Rights. The Company has reserved 5,966,840 shares of Class A Common Stock for issuance upon exercise of the Rights.

     The Rights may be deemed to have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the directors of the Company, except pursuant to an offer conditioned on a substantial number of Rights being acquired.

     The foregoing description of the Rights does not purport to be complete and therefore is qualified in its entirety by reference to the Amended and Restated Rights Agreement which has been filed as an exhibit to this Form 8-A.

Item 2.  Exhibits.
         --------

     Item 2 is hereby amended to include the following as an exhibit to the registration statement:

Exhibit
-------

     A. Amended and Restated Rights Agreement dated as of May 23, 2000 between the Company and Fleet National Bank, as Rights Agent.

     B. Form of Rights Certificate (attached as Exhibit A to the Amended and Restated Rights Agreement). Pursuant to the Amended and Restated Rights Agreement, printed Rights Certificates will not be mailed until the Distribution Date (as defined in the Amended and Restated Rights Agreement).

                                   SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

                              THE L.S. STARRETT COMPANY


                              By:  /s/ Roger Wellington, Jr.
                                   -------------------------
                              Title:   Chief Financial Officer


Dated:  May 23, 2000

                                 EXHIBIT INDEX


     The following designated exhibits are filed herewith:

                                                             Page Number
                                                             -----------
Exhibit
-------

1.   Amended and Restated Rights Agreement dated as of
     May 23, 2000 ("Amended and Restated Rights
     Agreement") between the Company and Fleet National
     Bank, as Rights Agent.

2. Form of Rights Certificate (attached as Exhibit A to the Amended and Restated Rights Agreement).
     Pursuant to the Amended and Restated Rights
     Agreement, printed Rights Certificates will not be mailed until the Distribution Date (as defined in the Amended and Restated Rights Agreement).